NEWS RELEASE

IGT Expands its Senior Leadership Team

Bob Vincent to Become Chairperson of IGT Global Solutions Corporation;
Wendy Montgomery Named Senior Vice President of Global Brand, Marketing, and Communications; and Scott Gunn Appointed Senior Vice President of Corporate Public Affairs

LONDON, U.K. – Feb. 13, 2019 – International Game Technology PLC (“IGT”) (NYSE: IGT) announced that it has expanded its senior leadership team with the appointments of three members to new roles.
Bob Vincent has been named Chairperson of IGT Global Solutions Corporation, the primary operating subsidiary for the U.S. lottery business, effective April 8, 2019. Bob will serve as a senior consultant to IGT Chief Executive Officer Marco Sala and the rest of IGT’s senior leadership team. Bob began working as a consultant for IGT in 1990 and joined the Company in 1996.  He has held several leadership roles, including his current role as Executive Vice President for Administrative Services and External Relations, which he will be leaving on the effective date of his new role. Bob is a member of several Rhode Island-based boards and committees, including the Rhode Island Hospital Foundation, the University of Rhode Island Foundation and the University’s Harrington School of Communication and Media.

Wendy Montgomery joins the senior leadership team as Senior Vice President of Global Brand, Marketing, and Communications, effective immediately. Reporting directly to Marco Sala, she will oversee the strategy for IGT’s global brand, trade shows, and external communications, including community relations, responsible gaming, and corporate social responsibility. Prior to joining IGT in 2018 as Senior Vice President of Global Lottery Marketing, she spent 13 years at the Ontario Lottery and Gaming Corporation where she led marketing, sales, operations, policy and planning, and the iGaming business.
Scott Gunn also joins the senior leadership team as Senior Vice President of Corporate Public Affairs, effective immediately. Reporting directly to Marco Sala, Scott is responsible for public affairs related to government relations strategy, and is instrumental in directing and facilitating government relationships and public engagement to advance global business interests for the North American and International business units. Scott has been with the Company for more than 24 years and has held positions in operations, sales, business development, and public affairs. Scott serves on the Board of Advisors to Reviver Auto, is Chairperson of IGT’s Political Action Committee, and is a member of IGT’s Executive Diversity and Inclusion Council.
“Bob, Wendy, and Scott are all seasoned industry professionals with specialized individual skills who bring great value to IGT. I look forward to Bob’s continued contribution as the new chairperson of our operating subsidiary, and I am pleased to have Wendy and Scott join our senior leadership team,” said IGT Chief Executive Officer Marco Sala. “IGT is constantly evolving to maintain our position as the industry leader in gaming, and I am confident that these appointments will positively impact our business and serve us well in the coming years.”
About IGT
IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Digital and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees. For more information, please visit www.igt.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the "Company") and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall," "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company's annual report on Form 20-F for the financial year ended December 31, 2017 and other documents filed from time to time with the SEC, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company's business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that financial performance of the Company for the current or any future financial years will necessarily match or exceed the historical published financial performance of the Company, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in its entirety by this cautionary statement.

IGT Contacts:
Angela Geryak Wiczek, Corporate Communications, toll free in U.S./Canada (844) IGT-7452; outside U.S./Canada (401) 392-7452
Giuliano Frosini, +39 06 51899584; for Italian media inquiries
James Hurley, Investor Relations, (401) 392-7190